Exhibit 99.1

Kofax Appoints James A. Urry to Its Board of Directors

Urry Brings Capital Markets, Financial and General Business Experience to Kofax

IRVINE, Calif.—(BUSINESS WIRE)—

REGULATORY ANNOUNCEMENT

KOFAX LIMITED: DIRECTOR APPOINTMENT

Kofax® Limited (NASDAQ:KFX)(LSE:KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today announced it has appointed James A. Urry as a non-executive director and member of the Nominating Committee effective February 3, 2014. Mr. Urry’s appointment to the Board brings the total number of non-executive and executive directors to 10.

Mr. Urry has been a Partner at Augusta Columbia Capital Group, LLC since May 2011. Prior to that, Mr. Urry was a Partner at Court Square Capital Partners, which was spun off from Citigroup Venture Capital Ltd. in 2007. From 1989 to 2007, Mr. Urry was a Partner at Citigroup Venture Capital Ltd. He currently serves on the Board of Directors of Intersil Corporation (NASDAQ: ISIL), and has previously served on the boards of Lyris, Inc. (OTC: LYRI) and AMIS Holdings (NASDAQ: AMIS) subsidiary AMI Semiconductor. Mr. Urry is the brother-in-law of William T. Comfort, III, one of Kofax’s existing directors.

Greg Lock, Chairman of the Board of Directors of Kofax, said: “Jamie brings to the Kofax board a deep understanding of capital markets and wealth of experience supporting high growth companies in achieving their goals on a global scale. I welcome him to our Board.”

Commenting on his appointment, Mr. Urry said: “I’m enthusiastic about joining Kofax’s board at a time when the company is building momentum in the smart process applications market by making the First Mile of business smarter.”

No further information is required to be disclosed pursuant to LR 9.6.13 R(2)-(6).

About Kofax

Kofax is a leading provider of smart process applications for the business critical First Mile of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

# # #

© 2014 Kofax Limited. Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.

Source: KofaxRNS

Media Contact:

Kofax

Colleen Edwards

Vice President, Corporate Communications

+1 (949) 783-1582

colleen.edwards@kofax.com

or

Investor Contacts:

MKR Group Inc.

Todd Kehrli

+1 (323) 468-2300

kfx@mkr-group.com

or

FTI Consulting

Sophie McMillan

+44 (0) 20 7831 3113

kofax@fticonsulting.com

Source: Kofax

News Provided by Acquire Media